Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with the unaudited condensed consolidated financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission, or the SEC, on May 5, 2022. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2021 as filed with the Securities and Exchange Commission, or the SEC on March 10, 2022.
We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars and we prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. All references in this Report on Form 6-K to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Our consolidated statements of operations for the three months ended March 31, 2022 and 2021 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.3417 and £1.00 to $1.3787, respectively. Our consolidated statements of cash flows as of March 31, 2022 and 2021 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.3417 and £1.00 to $1.3787 respectively. Our consolidated balance sheets as of March 31, 2022 and December 31, 2021 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.3133 and £1.00 to $1.3510, respectively. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
Unless otherwise indicated or the context otherwise requires, all references to “Autolus,” the “Company,” “we,” “our,” “us” or similar terms refer to Autolus Therapeutics plc and its consolidated subsidiaries.
The statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC.

Overview
We are a biopharmaceutical company developing next-generation programmed T cell therapies for the treatment of cancer. Using our broad suite of proprietary and modular T cell programming technologies, we are engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and attack and kill these cells. We believe our programmed T cell therapies have the potential to be best-in-class and offer cancer patients substantial benefits over the existing standard of care, including the potential for cure in some patients.
Since our inception, we have incurred significant operating losses. For the three months ended March 31, 2022 and 2021, we incurred net losses of $37.1 million and $33.3 million, respectively, and had an accumulated deficit of $558.4 million as of March 31, 2022.
As of March 31, 2022, we had cash on hand of $268.6 million. Based on our current clinical development plans, we believe our existing cash and cash equivalents will be able to fund our current and planned operating expenses and capital expenditure requirements through at least the next 12 months from the date of issuance of our unaudited condensed consolidated financial statements.
Recent Developments

Update on Felix Study
During the quarter ended March 31, 2022, our Phase 2 clinical trial designed to evaluate our lead gene therapy obecabatagene autoleucel (obe-cel), a CD19-directed autologous chimeric antigen receptor (CAR) T therapy in patients with relapsed/refractory adult B-cell acute lymphoblastic leukemia, referred to as the FELIX study, passed its pre-specified futility analysis based on results assessed by an independent response review committee. As previously guided, the morphological cohort is expected to complete patient enrollment in 2022 with initial data expected to be reported in 2022 and final data in first half of 2023. Assuming positive outcome from the FELIX study, this data is expected to form the basis of a planned Biologics License Application, or BLA, submission by us.
We plan to evaluate a separate cohort of up to 50 additional patients with Minimal Residual Disease (MRD). The additional data aims to establish the profile of obe-cel in patients across all levels of disease burden in adult ALL.
In March 2022, obe-cel was granted Orphan Medical Product Designation by the European Medicines Agency, or EMA, for the treatment of ALL, and obe-cel previously received Orphan Drug Designation by the U.S. Food and Drug Administration, or the FDA, for B-cell acute lymphoblastic leukemia, or B-ALL.
In April 2022, the FDA granted Regenerative Medicine Advanced Therapy, or RMAT, designation to obe-cel. The FDA grants RMAT designation to drug candidates in recognition of the therapy’s potential to address significant unmet medical needs in patients with serious or life-threatening conditions. RMAT designation provides important benefits in the drug development process, designed to facilitate and expedite development and regulatory review. Obe-cel has also received PRIME designation from EMA and the Innovative Licensing and Access Pathway from the Medicines and Healthcare products Regulatory Agency in the United Kingdom.
Upcoming Conferences
On May 2, 2022, we announced the online publication of three abstracts submitted to the American Society of Gene & Cell Therapy (ASGCT) to be held May 16-19, 2022. The three abstracts focus on Autolus’ modular approach to CAR T product development, using innovative technology to improve our pipeline of precise, controlled and highly active products.
COVID-19 impact on our business
While we have not experienced any significant financial impact to date, as a result of the ongoing coronavirus 2019 (“COVID-19”) pandemic, the overall disruption caused by the COVID-19 pandemic on global healthcare systems, and the other risks and uncertainties associated with the pandemic, could cause our business, financial condition, results of operations and growth prospects to be materially adversely affected.
We implemented a COVID-19 surveillance testing program available to Company staff who work on-site at our U.K. facility to minimize the spread of COVID-19 pandemic within the Company. We continue to track COVID-19 developments in Europe and the United States closely for their potential impact on our clinical trial sites, contract research organizations, logistics and supply chain to ensure we can continue to maintain clinical trial conduct and data integrity. As the patients in our clinical trials are severely immune suppressed as a consequence of their underlying disease and the treatment they receive in the trials, we are also monitoring other transmissible infectious diseases, including influenza.
We are not aware of any specific event or circumstance that has impacted on our operations in a manner which would require us to update our estimates, judgments or revise the carrying value of its assets or liabilities during the three months ended March 31, 2022. However, these estimates may change, as new events occur and additional information is obtained, relating to the COVID-19 pandemic or otherwise. Changes in estimates would be recognized in the unaudited condensed consolidated financial statements as soon as they become known.

Components of Our Results of Operations
Grant Income
Grant income consists of proceeds from government research grants used to perform specific research and development activities. We recognize grant income over the period in which we recognize the related costs covered under the terms and conditions of the grant. We have received grants from the U.K. government, which are repayable under certain circumstances, including breach or noncompliance with the terms of the grant. For grants with refund provisions, we review the grant to determine the likelihood of repayment. If the likelihood of repayment of the grant is determined to be remote, then the grant is recognized as grant income. We have concluded that the likelihood of any repayment events included in our current grants is remote.

Operating Expenses
Research and Development Expenses
Research and development expenses consist of costs incurred in connection with the research and development of our product candidates, which are partially offset by U.K. research and development expenditure tax credits provided by Her Majesty’s Revenue & Customs, or HMRC. We expense research and development costs as incurred. These expenses include:
•expenses incurred under agreements with contract research organizations, or CROs, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;
•manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical and clinical trial materials;
•employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;
•expenses incurred for outsourced professional scientific development services;
•costs for laboratory materials and supplies used to support our research activities;
•allocated facilities costs, depreciation and other expenses, which include rent and utilities; and
•upfront, milestone and management fees for maintaining licenses under our third-party licensing agreements.
We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers.
Our direct research and development expenses are tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants and CROs in connection with our preclinical development, manufacturing and clinical development activities. Our direct research and development expenses by program also include fees incurred under license agreements. We do not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to oversee research and development as well as for managing our preclinical development, process development, manufacturing and clinical development activities.
Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect that our research and development expenses will increase substantially over the next few years as we increase personnel costs, initiate and conduct additional clinical trials, increase manufacturing capabilities and prepare regulatory filings related to our product candidates. We also expect to incur additional expenses related to milestone, royalty payments and maintenance fees payable to third parties with whom we have entered into license agreements to acquire the rights related to our product candidates.
The successful development and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of any of our product candidates or when, if ever, material net cash inflows may commence from sales of any of our product candidates. This uncertainty is due to the numerous risks and uncertainties associated with development and commercialization activities, including the uncertainty of:
•the scope, progress, outcome and costs of our clinical trials and other research and development activities, including establishing an appropriate safety profile with IND enabling studies;
•successful patient enrollment in, and the initiation and completion of, clinical trials;
•the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;
•establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;
•development and timely delivery of commercial-grade drug formulations that can be used in our clinical trials and for commercial manufacturing;
•obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

•significant and changing government regulation;
•launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;
•maintaining a continued acceptable safety profile of the product candidates following approval; and
•significant competition and rapidly changing technologies within the biopharmaceutical industry.
We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. Any changes in the outcome of any of these variables with respect to the development of our product candidates in clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if a regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries, related benefits, travel and share-based compensation expense for personnel in executive, finance, legal and other administrative functions. General and administrative expenses also include allocated facility-related costs, patent filing and prosecution costs and professional fees for marketing, insurance, legal, consulting, accounting and audit services.
We anticipate that our general and administrative expenses may increase in the future as we increase our headcount to support the planned development of our product candidates. We anticipate continued increased costs associated with being a public company listed in the United States, including accounting, audit, legal, regulatory and compliance expenses associated with maintaining compliance with Nasdaq listing rules and SEC requirements, director and officer insurance premiums, and higher investor and public relations costs.
Additionally, if we believe a regulatory approval of one of our product candidates appears likely, we anticipate an increase in payroll and third party expense as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidate.
Other Income, net
Other income, net consists primarily of foreign currency transaction gains (losses), sublease income, gains recognized on termination of leases, and lease incentives, net.
Interest Expense
Interest expense consists primarily of non-cash interest arising from amortization of the liability related to the sale of future royalties and sales milestones using the effective interest rate method.
Income Tax Benefit
We are subject to corporate taxation in the United Kingdom and in the United States. Due to the nature of our business, we have generated losses since inception. Our income tax benefit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and income tax payable in the United States.
As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime under the scheme for small or medium-sized enterprises, or SMEs, and also claim a Research and Development Expenditure Credit, or RDEC, to the extent that our projects are grant funded. Under the SME regime, we are able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditure. The net tax benefit of the RDEC reflected in our financial statements for the three months ended March 31, 2022 was 10.5%. We currently meet the conditions of the SME regime, but also can make claims under the RDEC regime to the extent that our projects are grant funded.
Un-surrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of United Kingdom taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the U.K. of $299.1 million as of March 31, 2022. No deferred tax assets are recognized on our U.K. losses and tax credit carryforwards because there is currently no indication that we will make sufficient taxable profits to utilize these tax losses and tax credit carryforwards. We carry a $2.0 million deferred tax asset balance related to the U.S. entity. We have recorded a valuation allowance against the net deferred tax asset where the recoverability due to future taxable profits is unknown. On 3 March 2021, the UK government announced that the rate of corporation tax would increase to 25% in 2023, with lower rates and tapered relief to be applied to companies with profits below £250,000.
In the event we generate revenues in the future, we may benefit from the United Kingdom “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%.
Value Added Tax, or VAT, is broadly charged on all taxable supplies of goods and services by VAT-registered businesses. Under current rates, an amount of 20% of the value, as determined for VAT purposes, of the goods or services supplied is added to all sales invoices and is payable to HMRC. Similarly, VAT paid on purchase invoices is generally reclaimable from HMRC.
Results of Operations

Comparison of Three Months Ended March 31, 2022 and 2021

The following table summarizes our results of operations for the three months ended March 31, 2022, and 2021 (in thousands):

	Three Months Ended March 31,
	2022	2021	Change
Grant income	$166	$269	$(103)
Operating expenses:
Research and development	(33,963)	(30,731)	(3,232)
General and administrative	(7,987)	(8,738)	751
Loss on disposal of leasehold improvements	—	(672)	672
Total operating expenses, net	(41,784)	(39,872)	(1,912)
Other income (expense):
Interest income	28	44	(16)
Other income, net	860	838	22
Interest expense	(1,790)	—	(1,790)
Total other income (expense), net	(902)	882	(1,784)
Net loss before income tax	(42,686)	(38,990)	(3,696)
Income tax benefit	5,624	5,724	(100)
Net loss attributable to ordinary shareholders	$(37,062)	$(33,266)	$(3,796)
Grant Income
Grant income decreased by $0.1 million to $0.2 million for the three months ended March 31, 2022, as compared to $0.3 million for the same period in the prior year. The decrease is due to a corresponding decrease in reimbursable expenditures.

Research and Development Expenses
Research and development expenses increased to $34.0 million for the three months ended March 31, 2022, as compared to $30.7 million for the three months ended March 31, 2021.

The following tables provide additional detail on our research and development expenses (in thousands):

	Three Months Ended March 31,
	2022	2021	Change
Direct research and development expenses
B cell malignancies (Obe-cel, AUTO1/22 & AUTO3)	$10,773	$5,412	$5,361
Other projects (AUTO4, AUTO5, AUTO6, AUTO7 & AUTO8)	319	1,236	(917)
Total direct research and development expense	$11,092	$6,648	$4,444

Research and discovery expense and unallocated costs:
Personnel related (including share-based compensation)	12,831	12,548	283
Indirect research and development expense	10,040	11,535	(1,495)
Total research and development expenses	$33,963	$30,731	$3,232

Cash costs, which exclude depreciation and amortization as well as share-based compensation, remained relatively the same from 2021 to 2022, and decreased by $0.1 million to $30.6 million from $30.7 million for the quarter ended March 31, 2021. The decrease in research and development cash costs of $0.1 million consisted primarily of (i) $2.8 million decrease in compensation and employment related costs which was due to a combination of lower retention, severance payments and timing and salary mix of new employee hires, (ii) $0.9 million decrease in facilities costs related to the termination and closure of our US manufacturing facility in 2021 and shift in our manufacturing strategy, and (iii) $0.2 million decrease in research and development costs related to cell logistics. This was offset by an increase of (i) $2.9 million in clinical costs and manufacturing costs primarily relating to our obe-cel clinical product candidate, (ii) $0.8 million increase in legal fees and professional consulting fees in relation to our research and development activities, and (iii) $0.1 million increase related to information technology infrastructure and support for information systems related to the conduct of clinical trials and manufacturing operations.
Non-cash costs, which include depreciation and amortization as well as share-based compensation, increased to $3.4 million for the three months ended March 31, 2022 from $36,000 for the three months ended March 31, 2021. The increase is primarily attributable to an increase of $3.1 million in share-based compensation expense included in research and development expenses as a result of retention of employees post the reduction of workforce that was implemented during the three months ended March 31, 2021. In addition, depreciation and amortization expense increased by $0.3 million.
General and Administrative Expenses
General and administrative expenses decreased by $0.7 million to $8.0 million for the three months ended March 31, 2022 from $8.7 million for the three months ended March 31, 2021.
Cash costs, which exclude depreciation and amortization as wells as share-based compensation decreased, to $7.0 million from $7.6 million. The decrease in general and administrative cash costs of $0.6 million related to decreases of (i) $0.5 million in facilities costs related to the termination and exit of our lease agreements in the prior year, (ii) $0.4 million of commercial preparation costs due to the timing of related activities and (iii) $0.3 million associated with compensation expense due to fewer contracted staff. These decreases were offset by increases of $0.5 million primarily related to higher directors and officers liability insurance premiums and professional fees in relation to business development opportunities and $0.1 million in costs related to information technology infrastructure and support for information systems.
Non-cash costs, which include depreciation and amortization as well as share-based compensation, decreased by $0.1 million to $1.0 million for the three months ended March 31, 2022 from $1.1 million for the three months ended March 31, 2021. The decrease of $0.1 million primarily related to a decrease in depreciation and amortization expense.
Loss on Disposal of Leasehold Improvements
There were no disposals of leasehold improvements for the three month period ended March 31, 2022. For the three months ended March 31, 2021, we incurred a loss on disposal of leasehold improvements of $0.7 million related to the leasehold improvements no longer being utilized in the facility in White City, London.

Other Income, net
Other income, net for the three months ended March 31, 2022, was consistent with the three months ended March 31, 2021. During the three months ended March 31, 2022 there was a strengthening of the U.S. dollar exchange rate relative to the pound sterling resulting in a foreign exchange gain of $0.8 million. This compares to the three months ended March 31, 2021 where there was a gain on lease terminations of $2.0 million offset by other expenses of $1.2 million related to a foreign exchange loss.
Interest expense
Interest expense increased to $1.8 million for the three months ended March 31, 2022 and relates to the liability related to sales of future royalties and sales milestones which arose upon our entry into the Strategic Collaboration and Financing Agreement and the Collaboration Agreement with BXLS V - Autobahn L.P., or Blackstone, in November 2021. There was no interest expense during the comparable period in 2021.
Income Tax Benefit
Income tax benefit decreased by $0.1 million to $5.6 million for the three months ended March 31, 2022 from $5.7 million for the three months ended March 31, 2021 due to a decrease in the research and development expenditures which were qualifying for the quarter. As research and development credits fell at a faster rate than our net loss before income tax, this led to a lower effective tax rate.

Liquidity and Capital Resources
Since our inception, we have not generated any product revenue and have incurred operating losses and negative cash flows from our operations. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, and seek regulatory approval and pursue commercialization of any approved product candidates. We expect that our research and development and general and administrative costs may increase in connection with our planned research, clinical development and potential commercialization activities. As a result, we will need additional capital to fund our operations until such time as we can generate significant revenue from product sales.
We do not currently have any approved products and have never generated any revenue from product sales. We have funded our operations to date primarily with proceeds from government grants, sales of our equity securities, through public offerings and sales pursuant to our at-the market-facility, reimbursable U.K. research and development tax credits and receipts from the U.K. RDEC Scheme and out-licensing arrangements. From our inception in 2014 through March 31, 2022, we have raised $821.9 million from these capital sources.
As of March 31, 2022, we had cash on hand of $268.6 million.
Cash Flows
The following table summarizes our cash flows for each of the periods presented:

	Three Months Ended March 31,
	2022	2021
	(in thousands)
Net cash used in operating activities	$(35,030)	$(37,343)
Net cash used in investing activities	(771)	(1,900)
Net cash (used in) provided by financing activities	(1)	123,324
Effect of exchange rate changes on cash and restricted cash	(5,982)	1,632
Net increase (decrease) in cash and restricted cash	$(41,784)	$85,713

Net Cash Used in Operating Activities
During the three months ended March 31, 2022, operating activities used $35.0 million of cash, resulting from our net loss of $37.1 million, and net cash used resulting from changes in our operating assets and liabilities of $3.9 million, partially offset by non-cash charges of $6.0 million. Net cash used in operating activities resulting from changes in our operating assets and liabilities for the three months ended March 31, 2022 consisted primarily of a $5.2 million increase in prepaid expenses and other current and non-current assets and an increase in accrued expenses and other liabilities of $1.9 million. This cash used was offset by a decrease in accounts payable of $0.3 million and a $0.4 million decrease in right of use assets from amortization and lease liabilities, net.
During the three months ended March 31, 2021, operating activities used $37.3 million of cash, resulting from our net loss of $33.3 million, and net cash used resulting from changes in our operating assets and liabilities of $5.5 million, partially offset by non-cash charges of $1.4 million. Net cash used resulting from changes in our operating assets and liabilities for the three months ended March 31, 2021 consisted primarily of a $4.9 million increase in prepaid expenses and other current and non-current assets, $2.0 million of which related to the termination fee receivable from landlord for the property at Medical Center Drive, a decrease in accrued expenses and other liabilities of $1.6 million, and a decrease in accounts payable of $0.9 million. This cash used was offset by a decrease in long term deposits of $0.8 million, and a $1.1 million decrease in right of use assets from amortization and lease liabilities, net.
Net Cash Used in Investing Activities
During the three months ended March 31, 2022 and 2021, we used $0.8 million and $1.9 million, respectively, of cash in investing activities, all of which consisted of purchases of property and equipment.
Net Cash (Used in) provided by Financing Activities
During the three months ended March 31, 2022, net used in financing activities was $1,000 relating to equity payment of issuance costs relating to the prior financial year.
During the three months ended March 31, 2021, net cash provided by financing activities was $123.3 million, consisting primarily of the proceeds from sales pursuant to our ATM facility and our February 2021 follow-on offering, net of issuance costs.
Funding Requirements
We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials of our product candidates. Our expenses will increase as we:
•seek regulatory approvals for any product candidates that successfully complete preclinical and clinical trials;
•establish a sales, marketing and distribution infrastructure in anticipation of commercializing of any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;
•hire additional clinical, medical and development personnel;
•expand our infrastructure and facilities to accommodate our growing employee base; and
•maintain, expand and protect our intellectual property portfolio.
Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, clinical costs, external research and development services, laboratory and related supplies, legal and other regulatory expenses, and administrative and overhead costs. Our future funding requirements will be heavily determined by the resources needed to support development of our product candidates. We currently have no ongoing material financing commitments, such as lines of credit or guarantees, which are expected to affect our liquidity over the next five years, other than our lease obligations, supplier purchase commitments and strategic financing agreement.
Based on our current clinical development plans, we believe our existing cash of $268.6 million at March 31, 2022 will be sufficient to fund our current and planned operating expenses and capital expenditure requirements for at least the next 12 months from the date of this Report. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:
•the scope, progress, outcome and costs of our clinical trials and other research and development activities;
•the costs, timing, receipt and terms of any marketing approvals from applicable regulatory authorities;
•the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;
•the revenue, if any, received from commercial sale of our products, should any of our product candidates receive marketing approval;
•the costs and timing of hiring new employees to support our continued growth;
•the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and
•the extent to which we in-license or acquire additional product candidates or technologies.
Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through equity offerings. To the extent that we raise additional capital through the sale of equity, the ownership interest of existing shareholders will be diluted. If we raise additional funds through other third-party funding, collaborations agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Critical Accounting Policies and Significant Judgments and Estimates
Our management's discussion and analysis of our financial condition and results of operations is based on our unaudited condensed consolidated financial statements, which we have prepared in accordance with generally accepted accounting principles in the United States, "U.S. GAAP". The preparation of our unaudited condensed consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our unaudited condensed consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.
There have been no material changes to our critical accounting policies from those described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report..

JOBS Act

The Jumpstart Our Business Startups Act, or the JOBS Act, provides that, among other things, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we have irrevocably elected not to take advantage of the extended transition period afforded by the JOBS Act for implementation of new or revised accounting standards and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies.

We also currently rely on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements

(auditor discussion and analysis), or (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

These exemptions will apply until December 31, 2023, the end of the financial year five years following the completion of our IPO, or until we no longer meet the requirements of being an emerging growth company, whichever is earlier.

Recent Accounting Pronouncements Not Yet Adopted

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Summary of Significant Accounting Policies,” to our unaudited condensed consolidated financial statements included in Exhibit 99.1 of this Report on Form 6-K.